Exhibit 99.8

CONSENT

We hereby consent to the reference to our “Valuation of Interest Rate Swap Transaction (IRS) of Plaza Centers N.V.” in respect of Series B Debentures, as of December 31, 2010 and 2009, appearing in this Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ Financial Immunities Ltd.
Financial Immunities Ltd.

Rehovot, Israel
March 28, 2012